Exhibit 4(p)(3)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

ENDORSEMENT

This endorsement is a part of your group variable annuity Certificate. It replaces the “Death Benefit Amount” provision. It is not a separate Contract. It changes your Certificate only as stated here. If it conflicts with any of the other terms of your Certificate, the provisions of this endorsement will control.

Death Benefit Amount

The Death Benefit Amount will equal the greater of:

1)    your Account Value on the Death Benefit Valuation Date; or

2)    the Minimum Death Benefit.

The Minimum Death Benefit is equal to the total Purchase Payments we have received for you, including the Purchase Payment bonus(es) credited thereto, reduced proportionally for partial surrenders. This reduction will include any charges or adjustments applicable to such partial surrenders. The reduction will be made on the date of the partial surrender. This means that the Minimum Death Benefit will be reduced in the same proportion that your Account Value is reduced by the partial surrender.

The Death Benefit Amount will be reduced by any applicable premium tax or any other tax. It will also be reduced by any outstanding loans that you may have.

The Death Benefit Amount will be allocated among your Subaccounts and your Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date. It will be made in the same proportion as the value of each option bears to your total Account Value immediately before that date.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER